Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those financial statements (amounts in table in thousands, except ratios).

	For the three months ended March 31,	For the years ended December 31,
	2015	2014	2013	2012	2011	2010
Income (loss) before income taxes	$(76,624)	$175,129	$54,791	$(34,691)	$(15,830)	$9,898
Add:
Fixed charges (see below)	3,290	9,060	8,162	2,835	2,206	55
Amortization of capitalized interest	220	607	383	187	7	—
Less:
Interest capitalized	(979)	(2,831)	(1,888)	(1,574)	(1,278)	—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(36)	17

Total earnings	$(74,094)	$181,964	$61,448	$(33,243)	$(14,895)	$9,953

Fixed charges
Interest expensed	$2,070	$5,334	$5,687	$1,002	$683	$3
Interest capitalized	979	2,831	1,888	1,574	1,278	—
Amortized premiums, discounts & capitalized expenses related to indebtedness	225	850	547	231	221	33
Estimate of interest within rental expense	15	44	40	28	24	19

Total fixed charges	$3,290	$9,060	$8,162	$2,835	$2,206	$55

Ratio of earnings to fixed charges	(a)	20.09	7.53	(a)	(a)	179.99

(a)	During the period noted, our coverage ratio was less than 1:1. We would have needed to generate additional earnings of approximately $70.8 million during the three months ended March 31, 2015, $36.1 million during the year ended December 31, 2012 and $17.1 million during the year ended December 31, 2011 to achieve a coverage ratio of 1:1.